U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     SCHEDULE 13D

                        UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO.     )

                                  JUSTWEBIT.COM, INC.

                                      COMMON STOCK

                                       482202 20 7
                                      (CUSIP NUMBER)

                                     460 East 800 North
                                        Orem, Utah

                  (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                      May 24, 2001

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification
Nos. of Above Persons (entities only): RICHARD A. NUTHMANN,
Social Security No.: ###-##-####.

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.  SEC Use Only:

4.  Source of Funds (See Instructions):  OO

5.  Check if Disclosure of  Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization: United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 3,000,000

8.  Shared Voting Power: 500,000

9.  Sole Dispositive Power:  3,000,000

10. Shared Dispositive Power: 500,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,500,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13. Percent of Class Represented by Amount in Row (11):   9.89%

14.  Type of Reporting Person: IND

15.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

                       ITEM 1.   SECURITY AND ISSUER.

Justwebit.com, Inc.
Common Stock, $001 par value
460 East 800 North
Orem, UT  84097

                    ITEM 2.   IDENTITY AND BACKGROUND.

(a)     Name: Richard A. Nuthmann
(b)     294 S. Seneca Circle, Anaheim, CA  92805
(c)     None
(d)     None
(e)     USA Citizen

           ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Richard A. Nuthmann agreed to perform certain consulting services for the Issuer in exchange for 3,000,000 shares of stock of the Issuer.

     (b) David Andrew Trust agreed to perform certain consulting services for the Issuer in exchange for 500,000 shares of the common stock of the Issuer pursuant to a Private
Placement sale.

                         ITEM 4.  PURPOSE OF TRANSACTION.

     (a) Acquisition of 3,000,000 shares of common stock. The purpose of this transaction was to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting including but not limited to, business planning and other services of the Company.

     (b) Acquisition of 500,000 shares of common stock. The purpose of this transaction was to enable the Issuer to contract with a consultant to perform necessary services for the Issuer, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer received services and consulting including but not limited to, business planning and other services of the Company.

              ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Richard A. Nuthmann acquired 3,000,000 of the common shares of the Issuer on May 24, 2001. After Richard A. Nuthmann's acquisition of the aforementioned issued and outstanding shares of the Issuer on May 24, 2001, such amount represented approximately 8.48% of the total issued and outstanding common shares of the Issuer.

     (b) David Andrew Trust acquired 500,000 of the common shares of the Issuer on May 24, 2001. After David Andrew's
Trust acquisition, such amounts represented, as of May 24, 2001, approximately .01% of the total issued and outstanding common shares of the Issuer. Richard A. Nuthman is Trustee of The David Andrew Trust.

        ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                    WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, " I certify that the above information set forth in this statement is true, complete and correct.


Date:                                         /s/ Richard A. Nuthmann